UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )1

Minim, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60365W102

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000[1]
	8	SHARED VOTING POWER 1,447,867[2]
	9	SOLE DISPOSITIVE POWER 577,515[3]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,867[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%[4]
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 25,000 shares of the Issuer’s Common Stock, $0.01 par value per share (the “Common Stock”). Does not include (a) 2,800,000 shares of Common Stock issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), because the conversion of such shares of Series A Preferred Stock are subject to a 19.99% beneficial ownership limitation and (b) 2,800,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days because such warrants are subject to a 19.99% beneficial ownership limitation.
(2)	The Reporting Person has shared voting power over 1,447,867 shares of Common Stock pursuant to the Voting Agreement described in Item 6.
(3)	Consists of (a) 25,000 shares of Common Stock and (b) an aggregate of 552,515 shares of Common Stock issuable upon either conversion or exercise of the Series A Preferred Stock or the warrants. Does not include an aggregate of 5,047,485 shares of Common Stock issuable upon either the conversion or exercise of the Series A Preferred Stock or the warrants because such conversion and exercise are subject to a 19.99% beneficial ownership limitation.
(4)	Consists of (a) 25,000 shares of the Common Stock directly beneficially owned by the Reporting Person and (b) 1,447,867 shares of Common Stock which the Reporting Person shares voting power over pursuant to the Voting Agreement described in Item 6.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Minim, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 848 Elm Street, Manchester, New Hampshire 03101.

Item 2.	Identity and Background.

(a) This statement is filed by David Elliot Lazar (the “Reporting Person”).

(b) The principal business address of the Reporting Person is Villa 1, 14-43rd Street, Jumeirah 2, Dubai, United Arab Emirates.

(c) The Reporting Person is a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Portugal and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The 5,600,000 Shares purchased by the Reporting Person were purchased with personal funds pursuant to a securities purchase agreement, dated as of January 23, 2024, by and between the Issuer and the Reporting Person, as further described in Item 6. The Issuer also granted the Reporting Person 25,000 Shares pursuant to the Issuer’s Non-Employee Directors Compensation Plan. The aggregate purchase price of the 5,625,000 Shares directly beneficially owned by the Reporting Person is approximately $2,800,000.

In addition, the Reporting Person did not pay any consideration for the 1,447,867 Shares that the Reporting Person shares voting power over. The Reporting Person shares voting power of such Shares pursuant to the Voting Agreement (defined below), as further described in Item 6.

Item 4.	Purpose of Transaction.

On December 28, 2023, the Issuer’s Board of Directors elected the Reporting Person as a director of the Issuer’s Board of Directors. The 1,447,867 shares of Common Stock that the Reporting Person shares voting power over are owned in part by the Issuer’s current Chief Executive Officer, Jeremy Hitchcock, and a former director of the Issuer, Elizabeth Cash Hitchcock.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On January 30, 2024, the Reporting Person issued a press release (the “Press Release”) announcing his ownership interest in the Issuer. The full text of the Press Release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,889,020 shares of Common Stock outstanding, which is the total of (a) 2,789,020 shares of Common Stock outstanding as of January 19, 2024, as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, which was filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2024, (b) 25,000 shares of Common Stock which were granted to the Reporting Person by the Issuer on January 22, 2024, as reported in the Reporting Person’s Form 4, which was filed with the SEC on January 24, 2024, (c) 25,000 shares of Common Stock which were granted to Matthew C. McMurdo by the Issuer on January 22, 2024, as reported in Matthew C. McMurdo’s Form 4, which was filed with the SEC on January 24, 2024, (d) 25,000 shares of Common Stock which were granted to Avraham Ben-Tzvi by the Issuer on January 22, 2024, as reported in Avraham Ben-Tzvi’s Form 4, which was filed with the SEC on January 24, 2024, and (e) 25,000 shares of Common Stock which were granted to David Natan by the Issuer on January 22, 2024, as reported in David Natan’s Form 4, which was filed with the SEC on January 24, 2024.

As indicated in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on January 29, 2024, the Issuer currently has the requisite stockholder vote to approve the issuance of all the shares of Common Stock upon conversion and exercise of all the shares of Series A Preferred Stock and the warrants, as applicable, issued to the Reporting Person pursuant to the SPA (as defined below). Upon such stockholder approval, the Reporting Person will beneficially own 5,625,000 shares of Common Stock. Such amount would constitute a beneficial ownership of approximately 66.3% of the Issuer.

A.	Reporting Person

(a)	As of the close of business on January 29, 2024, the Reporting Person beneficially owned 1,472,867 Shares.

Percentage: Approximately 51.0%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 1,447,867
3. Sole power to dispose or direct the disposition: 577,515
4. Shared power to dispose or direct the disposition: 0

(c)	On January 22, 2024, the Reporting Person was granted 25,000 shares of Common Stock pursuant to the Issuer’s Non-Employee Directors Compensation Plan. The transactions in the remaining Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 28, 2023, the Issuer, the Reporting Person, and each of Mr. Jeremy P. Hitchcock, an individual, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC, Slingshot Capital, LLC, and Elizabeth Cash Hitchcock, an individual (such persons or entities other than the Issuer and the Reporting Person, collectively, the “Stockholders”), entered into a Voting Agreement (the “Voting Agreement”) with respect to a proposed securities purchase agreement (the “SPA”) by and between the Issuer and the Reporting Person for the sale of shares of a newly designated series of convertible preferred stock of the Issuer. Upon execution of the Voting Agreement, the Voting Agreement was placed in escrow with counsel to the Reporting Person, until the complete execution and effectiveness of the SPA by the Issuer and the Reporting Person, at which time the Voting Agreement would be released from escrow to the benefit of the Reporting Person (the “Effective Date”).

Upon and following the Effective Date, the Voting Agreement will govern the vote of the 1,447,867 shares of Common Stock, representing the aggregate voting interest of the Stockholders taken as a whole as of the execution date of the Voting Agreement, as well as any additional shares of Common Stock which may be acquired by the Stockholders until the expiration of the Voting Agreement by the Reporting Person with respect to any and all matters concerning a stockholder vote with respect to actions to be taken pursuant to the proposed terms of the SPA, including but not limited to (a) effecting a reverse stock split of the Common Stock of the Issuer; (b) increasing the authorized shares of preferred stock of the Issuer and (c) electing new members to the board of directors as may be appointed by the Reporting Person. The Stockholders agreed that at any meeting of the stockholders of the Issuer and/or in connection with any corporate action by the stockholders of the Issuer, all of his, her or its respective shares will be voted by the Reporting Person in the manner and to the effect determined by the Reporting Person in his discretion with respect to actions proposed to be taken pursuant to the terms of the SPA.

The Reporting Person disclaims formation of a group with Jeremy P. Hitchcock, an individual, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC, Slingshot Capital, LLC, and Ms. Elizabeth Cash Hitchcock, an individual, and of any shared beneficial ownership with such parties.

The forgoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the reference to the Voting Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

On January 23, 2024, the Issuer entered into the SPA with the Reporting Person, whereby, at the closing of the transactions contemplated by the SPA (the “Closing”), subject to satisfaction of certain closing conditions, the Issuer will sell and the Reporting Person (or to any transferee of the Reporting Person’s which acquires the Securities Purchase Rights, as defined below, hereinafter a “Transferee”) will purchase 2,000,000 shares of the Issuer’s Series A Preferred Stock, at a price per share of $1.40, for an aggregate purchase price of $2,800,000, subject to the conditions described below, pursuant to the exemptions afforded by the Securities Act of 1933, as amended, and Regulation S thereunder. Under the SPA, the Issuer has agreed to designate 2,000,000 shares of the Issuer’s preferred stock as Series A Preferred Stock for the sale to the Reporting Person (or a Transferee). Each share of Series A Preferred Stock shall be convertible, at the option of the holder, into 1.4 shares of Common Stock and vote on an “as-if-converted” basis and shall have full ratchet protection in any subsequent offerings. Pursuant to the SPA, the Issuer shall also issue the Reporting Person (or a Transferee) warrants to purchase up to an additional 2,800,000 shares of Common Stock, with an exercise price equal to $1.00 per share, subject to adjustment therein (the “Warrants”, and together with the Series A Preferred Stock, the “Purchased Securities”).

Under the applicable Nasdaq Stock Market rules and the SPA, in the absence of stockholder approval, the Issuer may only issue to the Reporting Person (or a Transferee) upon conversion of the Series A Preferred Stock and/or upon exercise of the Warrants such number of shares of Common Stock, equal to the lower of either, (X) the maximum percentage of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock and/or exercise of the Warrants that can be issued to the Holder without requiring a vote of the Issuer’s stockholders under the rules and regulations of the trading market that the Issuer’s Common Stock is listed on or quoted on such date and applicable securities laws or (Y) 19.99% of the number of shares of the Common Stock outstanding immediately prior to the date of issuance.

The SPA contains customary representations, warranties and agreements of the Issuer and the Reporting Person, limitations and conditions regarding sales of the Purchased Securities or underlying Common Stock, indemnification rights and other obligations of the parties. Furthermore, the SPA contains certain covenants that the Issuer is obligated to comply with, such as holding a special meeting of stockholders for purposes of approving: (i) a one for three reverse stock split of the Common Stock, (ii) the increase in authorized shares of the Issuer’s preferred stock to 10,000,000 shares, (iii) the Certificate of Designation of the rights and privileges of the Series A Preferred Stock of 2,000,000 shares, (iv) the issuance of the Common Stock underlying the Purchased Securities to the Reporting Person or any transferee of the Reporting Person’s which acquires the Securities Purchase Rights (as defined below), and (v) removal from the Issuer’s Certificate of Incorporation and By-Laws limitations on adopting shareholder resolutions via majority without holding a shareholders meeting.

The Reporting Person has agreed that he will not engage in or effect, directly or indirectly, any short sales involving the Issuer’s securities or any hedging transaction that transfers the economic risk of ownership of the Common Stock. Additionally, the Board of Directors of the Issuer unanimously adopted resolutions (i) exempting the Reporting Person’s acquisition of the Series A Preferred Stock from Section 16(b) of the Exchange Act of 1934, as amended, pursuant to Rule 16b-3 and (ii) granting the Reporting Person the right to sell, assign or otherwise transfer either the Series A Preferred Stock (as well as any Common Stock underlying any such Series A Preferred Stock) and/or its rights to acquire the Series A Preferred Stock (as well as any Common Stock underlying any such securities) pursuant to the SPA (the “Securities Purchase Rights”), including by way of option for the Reporting Person to sell and/or a transferee thereof to purchase, the Securities Purchase Rights.

The forgoing description of the SPA does not purport to be complete and is qualified in its entirety by the reference to the SPA, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.1	Voting Agreement, dated as of December 28, 2023, by and among Minim, Inc., David Elliot Lazar, Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC and Slingshot Capital, LLC.

99.2	Securities Purchase Agreement, dated as of January 23, 2024, by and between Minim, Inc. and David Lazar (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Minim, Inc. with the U.S. Securities and Exchange Commission on January 25, 2024).

99.3	Press Release, dated January 30, 2024.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

/s/ David E. Lazar
DAVID E. LAZAR